Exhibit 99.1

Li Auto Inc. to Early Launch Li L8, Its Six-Seat, Large Premium Smart SUV, on September 30, 2022

September 22, 2022

BEIJING, China, September 22, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it will host a launch event to unveil Li L8, the Company’s six-seat, large premium smart SUV for families priced below RMB400,000, on Friday, September 30, 2022, ahead of schedule. Li L8 will arrive at the Company’s retail stores nationwide during the National Day holiday in China and will commence delivery in early November.

“We decided to move our launch date for Li L8 forward based on overwhelming market response in anticipation of its release,” commented Yanan Shen, co-founder and president of Li Auto. “We also aim to provide our potential users with greater clarity of our model roadmap to better facilitate their purchase decision making. Our L series refers to SUVs based on our extended-range electric platform. Li L9 is a six-seat, full-size, flagship smart SUV for families priced below RMB500,000. Li L8 is a six-seat, large premium smart SUV for families priced below RMB400,000. The other planned L series models include Li L7, a five-seat, large flagship smart SUV for families priced below RMB400,000, and Li L6, a five-seat, mid-size premium smart SUV for families priced below RMB300,000. We plan to launch Li L7 and commence delivery in the first quarter of 2023.”

The Li L8 launch event will start at 3:00 A.M. U.S. Eastern Time or 3:00 P.M. Beijing/Hong Kong Time on September 30, 2022, with livestreaming in Chinese accessible on the Company’s website: https://www.lixiang.com/. Replay with English subtitles will be available afterwards at https://www.lixiang.com/en#main.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com